KarbonPay

Automatically process gross-to-net calculations for payroll in multiple countries

Seed Round Raise

Live Beta Customers: 45 companies
~ 280 active users

Beginning November: 90 companies
~ 550 active users


KarbonPay
Global Payroll Made Easy

Problem

Calculations

are at the center of payroll operations

Existing Technology

comes up short for companies running payroll across multiple countries

Wasted dollars

are being spent on ineffective payroll processes

Automate calculations

that were previously outsourced

Increase productivity

with meaningful technology

Save Money

with a process that works

Solution

A cloud-based web platform where companies can calculate accurate payroll data across multiple countries

Market Validation

Amid the COVID-19 crisis, the global market for payroll outsourcing services is US $17.9bn



$25bn
$20bn
$15bn
$10bn
$5bn
$0bn
2020
2021
2022
2023
2024
2025
2026
2027

Projected to reach US$22.8bn by 2027 w CAGR of 3.5% 2020 - 2027

Source: 'Research and Markets'

Market Trends

With the increasing demand for cost reduction and time efficiency by SMEs and MNCs, MCPO* has emerged as a trend, growing at a rate of approximately 20 percent.

Buyers' increasing interest in self-service platforms, which leads to easier access to employee data and thus better employee satisfaction, is driving the growth of technology adoption.

Latin America and APAC perceive the adoption of cloud-based services as a way to leap ahead of their competitors on technological grounds.

Source: Beroe

*MCPO: Multi-Country Payroll Outsourcing

Market Trends continued...

Global payroll trends include Bundling Payroll Services, Multi-Country Payroll Outsourcing, Process Automation and Adoption of Cloud-Based Services.

Outsourcing payroll can reduce expenses by approximately 20 percent.

Companies processing payroll in-house due to the risk of compromising confidential data, are being offered partial/hybrid payroll solutions by suppliers.

Source: Beroe

Market Drivers

Cost savings

Outsourcing payroll leads to the reduction or control of expenditure by avoiding the hiring of new staff and technology-driven cost.

Rising demand for MCPO

Increasing ability of single vendors to handle payroll across countries.

Better Compliance

Outsourcing helps the buyer to stay updated with the changes in payroll regulatory legislations, especially in a global environment.

Tech Advantage

Governments' adoption of e-filings and digital services is driving the growth of cloud-based payroll services.

Source: Beroe

Product

Add locations → Enter payroll data → Calculate gross-to-net



Locations
NAME
COMPANY
Cape Town
Brevity Law (Pty) Ltd
Carbon Events Management CC
Ubuntu Football Trust
COPC Destination Management Pty Ltd
Africa And You Safaris (Pty) Ltd
Industrial Bakeware Company Pty Ltd t/a IBCO
Teach Me 2 (Pty) Ltd.
Your Essentials Pty Ltd
Anchor Foam and Rubber CC
Black Marlin Distribution Pty Ltd
John Smith
INCOME
ALLOWANCES
Pay Run
LAST NAME
FIRST NAME
GROSS PAY
EMPLOYEE TAX
NET PAY
PAYMENT METHOD
Dayton Candice R18,901.24 R0.00 R18,752.52 EFT
Ismail Nuraan R34,823.74 R6,836.18 R27,838.84 EFT
Mackay-Davidson Shelley Ann R50,541.03 R12,435.57 R37,956.74 EFT
Mbana Veliswa Margaret R3,939.39 R0.00 R3,900.00 EFT
Mciza Buyiswa Flowerdale R4,848.48 R0.00 R4,800.00 Cash
Meddick Dominic R9,329.80 R270.20 R8,966.30 EFT
Thirsk Juliette Anne R58,984.82 R15,420.50 R43,415.60 EFT

Traction

With our MVP launch in Sep 2020, we have seen rapid sign up growth with confirmed new users into November 2020.


600
400
200
0
Active Monthly Users
Month 1
Month 2
Month 3

Business Model

We charge* per active employee per month, where an active employee gets at least 1 payslip per month.

This slide is not intended to communicate actual revenue data, rather it is an example of how our revenue model plays out on the basis of cost per employee per month

Revenue Example ▸▸▸

Active Employees	3000
Ave cost per employee / month	$15
ARR	$540,000

*We charge add-on fees for local tax submission services

Route to Market

Accountants

with preferred pricing and certified partner status

Partnerships

with services companies (e.g. Blueback Global)

Fingo HR

both founded by Brad, Fingo HR has a network of customers + partners

Integrations

PEO's / EOR's, Xero, QuickBooks

Competition



Multi-Country
Workday
ADP
PeopleSoft
Ceridian
SAP
Sage
KarbonPay
SimplePay
Manual
Automation
Paycor
Bamboo HR
Sure Payroll
Gusto
Rippling
Excel
Patriot
Zenefits
Single-Country

Competitive Advantages

Ease of Use

KarbonPay is designed so that anyone can run a compliant, complex payroll

Technical Complexity

Building automated payroll calculations is not for the faint-of-heart. This is not a fad business

Reseller Incentive

Partnerships with accountants, PEO's et al will embed us into organizations' operations

Fresh Technology

We're not bogged down by trying to make old legacy technology work

"We're building a brand that reflects the modern-day movement toward cloud-technology along with an unparalleled focus on data security in the payroll industry."

The Team



Brad Price
Founder



Kieran Rosenberg
Quality Assurance



Darius Franken
Lead Developer



Rob Kleifgen
CFO



George Greyling
Software Developer



Gareth Price
Payroll Expert

Funding needs

We're raising $1,070,000

Traction

Live Beta Customers: 45 companies
~ 280 active users

Beginning November: 90 companies
~ 550 active users

- UX / UI
- Application security
- Legal
- Sales & Marketing
- Software Development
- Salaries
- R&D